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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      ----------

                                     SCHEDULE 13G
                     Under the Securities Exchange Act of 1934


                                 Celerity Systems, Inc.
              --------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.001 per share
            -------------------------------------------------------------
                            (Title of Class of Securities)

                                      15100R 10 7
         -------------------------------------------------------------------
                                    (CUSIP Number)











                           (Continued on following pages)
                                (Page 1 of 5 Pages)

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CUSIP No. 15100R 10 7                    13G                   Page 2 of 5 Pages

1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons
     Fenton Scruggs
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                (a)     / /
                                                                     (b)     / /
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
     Number of                5    Sole Voting Power
      Shares                       277,915
   Beneficially               --------------------------------------------------
     Owned by                 6    Shared Voting Power
       Each                        0
    Reporting                 --------------------------------------------------
   Person With                7    Sole Dispositive Power
                                   277,915
                              --------------------------------------------------
                              8    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     277,915*
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  /X/
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row 9
     6.8%
--------------------------------------------------------------------------------
12   Type of Reporting Person
     IN
--------------------------------------------------------------------------------
* Does not include 60,000 shares owned by adult children of Dr. Scruggs as to which he disclaims beneficial ownership.

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CUSIP No. 15100R 10 7                    13G                   Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

               Celerity Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               c/o Celerity Systems, Inc., 9051 Executive Park Drive, Suite 302, Knoxville, Tennessee 37923

Item 2(a).     Name of Person Filing:

               Fenton Scruggs

Item 2(b).     Address of Principal Office, or if None, Residence:

               c/o Celerity Systems, Inc., 9051 Executive Park Drive, Suite 302, Knoxville, Tennessee 37923

Item 2(c).     Citizenship:

               United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               15100R 10 7

Item 3.        Because this Statement is not Filed Pursuant to
               Rules 13d-1(b) or 13d-2(b), this Item Is:

               Not Applicable.

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CUSIP No. 15100R 10 7                    13G                   Page 4 of 5 Pages

Item 4.   Ownership:

          The following information is as of December 31, 1997:
          (a)  Amount Beneficially Owned: 277,915
          (b)  Percent of Class: 6.8%
          (c)  Number of shares as to which such person has:
               (i)       sole power to vote or to direct the vote:
                         277,915
               (ii)      shared power to vote or to direct the vote:  0
               (iii)     sole power to dispose or to direct the disposition of:
                         277,915
               (iv)      shared power to dispose or to direct the disposition
                         of:  0

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of a Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.


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CUSIP No. 15100R 10 7                    13G                   Page 5 of 5 Pages


                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998



                                          /s/ Fenton Scruggs
                                         --------------------
                                            FENTON SCRUGGS